Filed Pursuant to Rule 433

Registration No. 333-280715

Issuer Free Writing Prospectus dated January 6, 2026

Relating to Preliminary Prospectus Supplement dated January 6, 2026

PRICING TERM SHEET

DATED JANUARY 6, 2026

$750,000,000 4.300% SENIOR NOTES DUE 2031

$1,250,000,000 4.600% SENIOR NOTES DUE 2033

$1,250,000,000 4.950% SENIOR NOTES DUE 2036

$1,250,000,000 5.700% SENIOR NOTES DUE 2056

The information in this pricing term sheet supplements Broadcom Inc.’s (“Broadcom”) preliminary prospectus supplement, dated January 6, 2026 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Broadcom Inc. (Nasdaq: AVGO)

Securities Offered:

$750,000,000 aggregate principal amount of 4.300% Senior Notes due 2031 (the “2031 Notes”)

$1,250,000,000 aggregate principal amount of 4.600% Senior Notes due 2033 (the “2033 Notes”)

$1,250,000,000 aggregate principal amount of 4.950% Senior Notes due 2036 (the “2036 Notes”)

$1,250,000,000 aggregate principal amount of 5.700% Senior Notes due 2056 (the “2056 Notes” and, together with the 2031 Notes, the 2033 Notes and the 2036 Notes, the “Notes”)

Pricing Date:	January 6, 2026

Closing Date:	January 13, 2026 (T+5)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:	Broadcom estimates that the net proceeds from this offering, after deducting the underwriting discounts, will be approximately $4,471,540,000. Broadcom intends to use the net proceeds from the sale of the Notes for general corporate purposes and for repayment of debt.

Ratings:*	A3 (Positive) (Moody’s Investors Service, Inc.) A- (Positive) (S&P Global Ratings) BBB+ (Positive) (Fitch Ratings Inc.)

Maturity Date:	2031 Notes: January 15, 2031 2033 Notes: January 15, 2033 2036 Notes: January 15, 2036 2056 Notes: January 15, 2056

Interest Rate:

2031 Notes: 4.300% per year on the principal amount of the 2031 Notes

2033 Notes: 4.600% per year on the principal amount of the 2033 Notes

2036 Notes: 4.950% per year on the principal amount of the 2036 Notes

2056 Notes: 5.700% per year on the principal amount of the 2056 Notes

Interest Payment Dates:

January 15 and July 15, beginning July 15, 2026, and accruing from January 13, 2026, in respect of the 2031 Notes

January 15 and July 15, beginning July 15, 2026, and accruing from January 13, 2026, in respect of the 2033 Notes

January 15 and July 15, beginning July 15, 2026, and accruing from January 13, 2026, in respect of the 2036 Notes

January 15 and July 15, beginning July 15, 2026, and accruing from January 13, 2026, in respect of the 2056 Notes

Record Dates:

January 1 and July 1, in respect of the 2031 Notes

January 1 and July 1, in respect of the 2033 Notes

January 1 and July 1, in respect of the 2036 Notes

January 1 and July 1, in respect of the 2056 Notes

Price to Public:	2031 Notes: 99.902% of the principal amount 2033 Notes: 99.757% of the principal amount 2036 Notes: 99.914% of the principal amount 2056 Notes: 99.331% of the principal amount

Benchmark Treasury:	2031 Notes: UST 3.625% due December 31, 2030 2033 Notes: UST 3.875% due December 31, 2032 2036 Notes: UST 4.000% due November 15, 2035 2056 Notes: UST 4.750% due August 15, 2055

Benchmark Treasury Price / Yield:	2031 Notes: 99-18 / 3.722% 2033 Notes: 99-19 1⁄4 / 3.941% 2036 Notes: 98-17+ / 4.181% 2056 Notes: 98-05+ / 4.867%

Spread to Benchmark Treasury:	2031 Notes: +60 basis points 2033 Notes: +70 basis points 2036 Notes: +78 basis points 2056 Notes: +88 basis points

Yield to Maturity:	2031 Notes: 4.322% 2033 Notes: 4.641% 2036 Notes: 4.961% 2056 Notes: 5.747%

CUSIP Number:	2031 Notes: 11135F CZ2 2033 Notes: 11135F DA6 2036 Notes: 11135F DB4 2056 Notes: 11135F DD0

ISIN Number:	2031 Notes: US11135FCZ27 2033 Notes: US11135FDA66 2036 Notes: US11135FDB40 2056 Notes: US11135FDD06

Redemption at Broadcom’s Option:

Prior to December 15, 2030 (one month prior to their maturity date) (the “2031 Par Call Date”), in the case of the 2031 Notes, prior to November 15, 2032 (two months prior to their maturity date) (the “2033 Par Call Date”), in the case of the 2033 Notes, prior to October 15, 2035 (three months prior to their maturity date) (the “2036 Par Call Date”), in the case of the 2036 Notes and prior to July 15, 2055 (six months prior to their maturity date) (the “2056 Par Call Date” and each of the 2031 Par Call Date, the 2033 Par Call Date, the 2036 Par Call Date and the 2056 Par Call Date, a “Par Call Date”), in the case of the 2056 Notes, Broadcom may redeem the Notes of the applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price calculated by Broadcom (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 10 basis points (in the case of the 2031 Notes), 15 basis points (in the case of the 2033 Notes), 15 basis points (in the case of the 2036 Notes) or 15 basis points (in the case of the 2056 Notes) less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date, Broadcom may redeem the Notes of the applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

BNP Paribas Securities Corp. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Scotia Capital (USA) Inc. Deutsche Bank Securities Inc. Academy Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made to investors on or about January 13, 2026, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to closing may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322 (toll free) or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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